UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SIZMEK INC.
(Name of Subject Company)

SIZMEK INC.
 (Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

83013P105
(CUSIP Number of Class of Securities)

Neil H. Nguyen
President and Chief Executive Officer
Sizmek Inc.
500 W. 5th Street, Suite 900
Austin, TX 78701
(512) 469-5900
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William P. O’Neill
Latham & Watkins LLP
555 Eleventh Street, NW, Suite 1000
Washington, D.C. 20004
(202) 637-2200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On August 22, 2016, Sizmek Inc. provided the following communications to certain of its shareholders:

Dear Sizmek Shareholder:

We have received your request for a call with Sizmek’s Investor Committee and we appreciate your patience while we finalize the details of the transaction with Vector Capital.  We wanted to let you know that by the end of August Sizmek will be filing with the SEC a Schedule 14D-9, a copy of which will be mailed to all shareholders, along with an Offer to Purchase all shares on Schedule TO by Vector Capital.  These documents will provide additional details about the transaction and should answer many of the questions you may have.

On behalf of Sizmek’s Board of Directors we appreciate your interest in Sizmek and look forward to speaking with you after the filings are completed.

Best,

John Harris

Chairman

Additional Information about the Transaction and Where to Find It

The Agreement and Plan of Merger dated as of August 3, 2016 (the “Merger Agreement”) by and among Sizmek Inc. (the “Company”), Solomon Holding, LLC (“Parent), and Solomon Merger Subsidiary, Inc. (“Merger Subsidiary”) contemplates the Merger Subsidiary commencing a tender offer (the “Offer”) to purchase any and all of the outstanding shares of common stock of the Company. Following the consummation of the Offer, Merger Subsidiary will be merged with and into the Company with the Company as the surviving corporation and wholly-owned subsidiary of Parent (the “Merger”). The Offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Merger Subsidiary intend to file with the SEC. In addition, the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the solicitation/recommendation statement of the Company on Schedule 14D-9 and related materials with respect to the tender offer and the merger free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the investor relations section of the Company’s website, www.sizmek.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

Statements included in this communication that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations. These forward-looking statements include, without limitation, statements regarding the planned completion of the Offer and the Merger. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business, the Offer and the Merger. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption from the Offer or Merger on the Company’s business including its ability to develop and achieve commercial success for new online  products and services and replace its existing Sizmek MDX platform with a new platform that is currently in development without experiencing service disruptions; the fact that the announcement and pendency of the Offer and Merger may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the effects of disruption caused by the Offer or Merger making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Merger Subsidiary and the solicitation/recommendation statement to be filed by the Company in connection with the Offer. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.